UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.4 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-255500), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

	By:	/s/ John Mark Learmonth
Dated: November 14, 2023	Name:	John Mark Learmonth
	Title:	CEO and Director

Exhibit Index

Exhibit	Description

99.1	Interim Financial Statements/Report
99.2	Interim MD&A
99.3	52-109F2 - Certification of Interim Filings - CEO
99.4	52-109F2 - Certification of Interim Filings - CFO